FOURTH AMENDMENT TO THE BY-LAWS
OF
ADVANCED ENERGY INDUSTRIES, INC.

This Fourth Amendment to the By-laws of Advanced Energy Industries, Inc., a Delaware corporation, is made pursuant to Article V of the corporation's Restated Certificate of Incorporation by resolution of the Board of Directors of the corporation.

1.  Subpart (a) of Section 25 (Article IV) of the By-Laws is replaced in its entirety with the following:

(a) Executive Committee. The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to issue stock options, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have power or authority to the extent limited by Section 141(c)(2) of the General Corporation Law of Delaware.

2.  Except as expressly amended hereby, the corporation's By-Laws shall remain in full force and effect without change.